UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13 D-1(B), (C), AND
(D) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2
(AMENDMENT NO.     )*

Threshold Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

885807107

(CUSIP Number)

July 17, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 pages

CUSIP No. 885807107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TANG CAPITAL PARTNERS, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,150,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,150,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,150,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.77%

12.	Type of Reporting Person (See Instructions) PN

Page 2 of 7 pages

CUSIP No. 885807107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TANG CAPITAL MANAGEMENT, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,150,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,150,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,150,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.77%

12.	Type of Reporting Person (See Instructions) OO

Page 3 of 7 pages

CUSIP No. 885807107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KEVIN C. TANG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,150,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,150,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,150,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.77%

12.	Type of Reporting Person (See Instructions) IN

Page 4 of 7 pages

Item 1.
	(a)	Name of Issuer: Threshold Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 1300 Seaport Boulevard, Redwood City, California 94063

Item 2.
(a)

Name of Person Filing:
This Statement on Schedule 13G (this “Statement”) is filed by Tang Capital Partners, LP (“Tang Capital Partners”); Tang Capital Management, LLC, the general partner of Tang Capital Partners (“Tang Capital Management”); and Kevin C. Tang, the manager of Tang Capital Management.

	(b)	Address of Principal Business Office or, if none, Residence: 4401 Eastgate Mall, San Diego, CA 92121
	(c)	Citizenship: Tang Capital Partners is a Delaware limited partnership. Tang Capital Management is a Delaware limited liability company. Mr. Tang is a United States citizen.
	(d)	Title of Class of Securities: Common Stock, $0.001 par value per share (the “Common Stock”)
	(e)	CUSIP Number: 885807107

Item 3.	Not applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Tang Capital Partners.  Tang Capital Partners is the record and beneficial owner of 2,150,000 shares of Common Stock and shares voting and dispositive power over such securities with Tang Capital Management and Kevin Tang.

Tang Capital Management. Tang Capital Management, as the general partner of Tang Capital Partners, may be deemed to beneficially own the 2,150,000 shares held of record by Tang Capital Partners and shares voting and dispositive power over such shares with Tang Capital Partners and Kevin Tang.

Kevin C. Tang.  Kevin C. Tang, as the manager of Tang Capital Management, may be deemed to beneficially own the 2,150,000 shares held of record by Tang Capital Partners and shares voting and dispositive power over such shares with Tang Capital Management and Tang Capital Partners.

Kevin C. Tang disclaims beneficial ownership of all shares reported herein except to the extent of his pecuniary interest therein.

Page 5 of 7 pages

(b) Percent of class: Tang Capital Partners 5.77% Tang Capital Management 5.77% Kevin C. Tang 5.77%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: Tang Capital Partners 0 shares Tang Capital Management 0 shares Kevin C. Tang 0 shares
(ii) Shared power to vote or to direct the vote: Tang Capital Partners 2,150,000 shares Tang Capital Management 2,150,000 shares Kevin C. Tang 2,150,000 shares
(iii) Sole power to dispose or to direct the disposition of: Tang Capital Partners 0 shares Tang Capital Management 0 shares Kevin C. Tang 0 shares
(iv) Shared power to dispose or to direct the disposition of: Tang Capital Partners 2,150,000 shares Tang Capital Management 2,150,000 shares Kevin C. Tang 2,150,000 shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 7 pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	July 21, 2006

TANG CAPITAL PARTNERS, LP

By:	Tang Capital Management, LLC, its General Partner

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang
Kevin C. Tang

Page 7 of 7 pages